UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

SCG FINANCIAL ACQUISITION CORP.

 (Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

78404K103

 (CUSIP Number)

2012 DOOH INVESTMENTS LLC
540 W. Madison Street, Suite 2500
Chicago, Illinois 60661
Attn: Donald R. Wilson, Jr.
(312) 542-1001

Copy to:

 Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78404K103	13D	Page 1 of 12 Pages

1	NAME OF REPORTING PERSONS 2012 DOOH Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 761,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,523,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

CUSIP No.	78404K103	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS DOOH Investment Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 761,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,523,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

CUSIP No.	78404K103	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Donald R. Wilson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 761,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,523,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%(1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

CUSIP No.	78404K103	13D	Page 4 of 12 Pages

Item 1.           Security and Issuer

The class of securities to which this statement on Schedule 13D relates is common stock, par value $0.0001 per share (“Common Stock”), of SCG Financial Acquisition Corp., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 615 N. Wabash Avenue, Chicago, Illinois 60661.

Item 2.           Identity and Background

(a)
This Schedule 13D is being filed as a joint statement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by 2012 DOOH Investments LLC, an Illinois limited liability company (“DOOH Investments”), DOOH Investment Manager LLC, an Illinois limited liability company (“DOOH Manager”), and Donald R. Wilson, Jr., a natural person and citizen of the United States (“Wilson” and together with DOOH Investments and DOOH Manager, the “Reporting Persons”).

(b)	The principal business address of each Reporting Person is 540 W. Madison Street, Suite 2500, Chicago, Illinois 60661.

(c)
Wilson is the sole manager of DOOH Manager, which is engaged in the business of managing investments made by DOOH Investments.  DOOH Investments was formed for the purpose of, and its principal business is, investing, directly and indirectly, in the Issuer.  Wilson’s principal occupation is serving as the chief executive officer of DRW Holdings, LLC (“DRW”).  DRW is principally engaged in proprietary trading.  DRW’s principal address is 540 W. Madison Street, Suite 2500, Chicago, Illinois 60661.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 21, 2012, a copy of which is attached hereto as Exhibit 99.6.

Item 3.           Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to beneficially own 1,523,810 shares of Common Stock that are held of record by SCG Financial Holdings LLC, an Illinois limited liability company (“Holdings”).  On November 20, 2012, DOOH Investments purchased 761,905 Class A Units (the “Units”) of Holdings, which is the record holder of 1,523,810 shares of Common Stock (the “Founder Shares”).  In connection with such acquisition, DOOH Investments acquired the right to direct the vote of 761,905 of the Founder Shares, subject to the terms of the Letter Agreement (as defined in Item 6 below) (the “Voting Rights”).  DOOH Investments is also entitled to appoint and remove from time to time one of the two managers of Holdings and has appointed DOOH Manager to serve as such manager.  DOOH Investments utilized cash provided by an equity investment by Donald Wilson, Jr. in the amount of $2,500,000 to purchase the Units.

CUSIP No.	78404K103	13D	Page 5 of 12 Pages

Item 4.           Purpose of Transaction

The information set forth in Item 3 and Item 6 is incorporated herein by reference.

The Reporting Persons purchased the Units (and thereby may be deemed to have acquired beneficial ownership of the 1,523,810 Founder Shares) for investment purposes.

In connection with the acquisition of the Units and the Voting Rights, DOOH Investments became a party to the Letter Agreement (as defined in Item 6 below) and has agreed to cause the 761,905 shares of Common Stock subject to the Voting Rights to be voted in accordance with the Letter Agreement.  Pursuant to the Letter Agreement, Holdings agreed that, if the Issuer seeks stockholder approval of a proposed merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Issuer and one or more businesses (a “Business Combination”), Holdings will vote all Founder Shares and any shares acquired by it in the Issuer’s initial public offering or thereafter in the public market in favor of such proposed Business Combination.  Consistent with the Letter Agreement, in the event the Issuer seeks stockholder approval of its initial Business Combination, the Reporting Persons intend to cause Holdings to vote the 761,905 Founder Shares that are subject to the Voting Rights in favor of such Business Combination.

On December 14, 2012, DOOH Investments entered into an equity commitment letter agreement (the “Equity Commitment Agreement”) with the Issuer. Pursuant to the terms and conditions of the Equity Commitment Agreement, DOOH Investments agreed to purchase, from the Issuer and/or in the open market or through privately-negotiated transactions, an aggregate of two million three hundred fifty thousand (2,350,000) shares of Common Stock prior to the closing of the Issuer’s previously announced proposed initial Business Combination with RMG Networks, Inc., a Delaware corporation (“RMG”).  In connection therewith, DOOH Investments intends to seek to purchase shares of Common Stock from existing stockholders of the Issuer in privately negotiated transactions.  This commitment by DOOH Investments is designed to provide the Issuer with sufficient financial resources to consummate the Issuer’s proposed acquisition of RMG and reflects the Reporting Persons’ support of the proposed RMG acquisition.  DOOH Investments has also agreed not to exercise any redemption rights with respect to shares of Common Stock acquired by it in connection with the anticipated tender offer by the Issuer to purchase its Common Stock in connection with the closing of the proposed RMG acquisition. The proposed RMG acquisition is subject to the parties entering into definitive agreements and satisfaction of customary closing conditions.

Item 5.           Interest in Securities of the Issuer

(a)           Based on information contained in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 19, 2012, as of November 23, 2012, there were 9,523,810 shares of Common Stock outstanding.  Based on the foregoing, the 1,523,810 shares of Common Stock that each Reporting Person may be deemed to beneficially own represented approximately 16.0% of the Common Stock outstanding as of such date.

CUSIP No.	78404K103	13D	Page 6 of 12 Pages

(b)           Pursuant to the Unit Purchase Agreement, DOOH Investments possesses voting discretion (subject to voting restrictions contained in the Letter Agreement) with respect to the 761,905 Founder Shares that are subject to the Voting Rights and exercises the Voting Rights through DOOH Manager, which it has appointed as a manager of Holdings.  Wilson ultimately exercises voting discretion on behalf of DOOH Manager, in his capacity as its sole manager.  As a result, each Reporting Person may be deemed to share the power to direct the vote of the 761,905 Founder Shares that are subject to the Voting Rights and therefore beneficially own such shares.   The two managers of Holdings, DOOH Manager and Gregory H. Sachs (“Sachs”), share the power to dispose, or direct the disposition, of the 1,523,810 shares of Common Stock held directly by Holdings, subject to restrictions on transfer set forth in the Letter Agreement.   Wilson, in his capacity as the sole manager of DOOH Manager, may also be deemed to share investment discretion with respect all of the 1,523,810 Founder Shares.

(c)           Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as described in this paragraph, as of the date of this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.  Sachs and DOOH Manager, as managers of Holdings, have the right, acting together, to direct the receipt of dividends in respect of, and proceeds from the sale of, the Founder Shares in accordance with the terms of the Operating Agreement (as defined in Item 6 below) of Holdings.  As the sole manager of DOOH Manager, Wilson has the ability to make decisions on behalf of the DOOH Manager with respect to any such dividends or proceeds.  In addition, pursuant to the Operating Agreement, members of Holdings other than DOOH Investments are entitled to receive dividends in respect of, and the proceeds from the sale of, 50% of the 1,523,810 Founder Shares owned directly by Holdings.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

CUSIP No.	78404K103	13D	Page 7 of 12 Pages

Letter Agreement

In connection with the purchase of the Units, DOOH Investments executed a Joinder to Letter Agreement, pursuant to which DOOH Investments agreed to be bound by the terms and conditions set forth in the Letter Agreement (the “Letter Agreement”), dated April 12, 2011, among SCG Financial Holdings LLC; Gregory H. Sachs, as Trustee of the Gregory H. Sachs Revocable Trust, Under Declaration of Trust Dated April 24, 1998, as Amended and Restated; Gerald M. Sachs, as Trustee of the 2011 Sachs Family Trust; Gregory H. Sachs, individually; Michelle Sibley; Loren Buck; Michael Wallach; and Kenneth Leonard.  Pursuant to the Letter Agreement, Holdings agreed that if the Issuer seeks stockholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, Holdings will vote all of the Founder Shares subject to the Voting Rights and all other shares of Common Stock acquired by Holdings in the public market in favor of such proposed Business Combination.

Pursuant to the Letter Agreement, Holdings has also agreed that in the event that the Issuer fails to consummate a Business Combination within 21 months from the closing of its initial public offering (unless extended in accordance with the conditions described below), it will take all reasonable steps to cause the Issuer to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, redeem the Common Stock held by the Issuer’s public stockholders, at a per-share price, payable in cash, equal to the aggregate amount including interest then on deposit in the trust account in which proceeds from the initial public offering were deposited, but net of any taxes payable and up to $100,000 of such net interest to pay reasonable expenses of dissolution, divided by the number of shares of Common Stock then outstanding, subject in each case to the Issuer’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law.  The period during which the Issuer may consummate a Business Combination without taking the actions described in clauses (i) and (ii) above may be extended for up to one three-month period ending 24 months from the date of the final prospectus (the “IPO Prospectus”) used in the Issuer’s initial public offering (the “IPO”) if (i) the Issuer executes a letter of intent, agreement in principle or definitive agreement relating to a proposed initial Business Combination before such 21-month period ends and (ii) such extension is approved by at least 65% of the holders of the Common Stock.  Pursuant to a Current Report on Form 8-K filed by the Issuer with the SEC on December 19, 2012, the Issuer reported that its stockholders approved an extension of the date by which the Issuer must either consummate its initial Business Combination or commence proceedings to dissolve and liquidate from January 12, 2012 to April 12, 2013.

Holdings and, as a result of the Joinder Agreement, DOOH Investments have waived any redemption rights they may have with respect to the Founder Shares in connection with the consummation of a Business Combination.

Holdings and DOOH Investments have also agreed, pursuant to the Letter Agreement, not to, except under certain limited circumstances sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or otherwise transfer the economic consequences of ownership of the Founders Shares until: (A) one year after the completion of the Issuer’s initial Business Combination or earlier if, subsequent to the Issuer’s initial Business Combination, the last sales price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial Business Combination, or (B) the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

CUSIP No.	78404K103	13D	Page 8 of 12 Pages

Holdings and DOOH Investments have also agreed not to propose any amendment to the Issuer’s amended and restated certificate of incorporation that would affect the substance and timing of any obligation to redeem the Common Stock held by a public stockholder under Article IX of the Issuer’s amended and restated certificate of incorporation.  With respect to any vote on a proposed amendment to Article IX of the amended and restated certificate of incorporation, each of the parties to the Letter Agreement agreed to vote his, her or its Founder Shares, if applicable, in accordance with the majority of the votes cast by the Public Stockholders.

A portion of the Founder Shares held by Holdings in an amount equal to 3.0% of the Issuer’s issued and outstanding shares immediately after the IPO shall be returned to the Issuer for cancellation, at no cost, in the event that the last sales price of the Issuer’s stock does not equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 24 months following the closing of the Issuer’s initial Business Combination.

Registration Rights Agreement

On April 12, 2011, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Holdings.  Pursuant to the Registration Rights Agreement, the holders of the majority in interest of the Common Stock owned by Holdings prior to the IPO (the “Insider Shares”) shall be entitled to require the Issuer, on two occasions at any time after the date on which the Insider Shares are released from lockup, to register the Insider Shares.  In addition, Holdings has “piggyback” registration rights with respect to the Insider Shares commencing on the date on which the Insider Shares are released from lockup.

Unit Purchase Agreement

The Unit Purchase Agreement (the “Unit Purchase Agreement”), dated November 20, 2012, by and among Holdings; Gregory H. Sachs, as Trustee of the Gregory H. Sachs Revocable Trust, Under Declaration of Trust Dated April 24, 1998, as Amended and Restated; Gerald M. Sachs, as Trustee of the 2011 Sachs Family Trust; and DOOH Investments, pursuant to which DOOH Investments acquired the Units, provides that DOOH Investments has the right to direct the voting of 50% of the shares (761,905 shares) of Common Stock owned by Holdings.  The Unit Purchase Agreement further provides the DOOH Investments is required to cause such shares to be voted in accordance with the Letter Agreement.

Equity Commitment Agreement

On December 14, 2012, DOOH Investments entered the Equity Commitment Agreement with the Issuer. Pursuant to the terms and conditions of the Equity Commitment Agreement, DOOH Investments has agreed to purchase, from the Issuer and/or in the open market or through privately-negotiated transactions, an aggregate of two million three hundred fifty thousand (2,350,000) shares of Common Stock prior to the closing of the Issuer’s previously announced proposed initial Business Combination with RMG Networks, Inc., a Delaware corporation (“RMG”). DOOH Investments has also agreed not to exercise any redemption rights with respect to shares of Common Stock so acquired in connection with the anticipated tender offer by the Issuer to purchase its Common Stock in connection with the closing of the proposed RMG acquisition. This commitment by DOOH Investments is designed to provide the Issuer with sufficient financial resources to consummate the Issuer’s proposed acquisition of RMG. The proposed RMG acquisition is subject to the parties entering into definitive agreements and satisfaction of customary closing conditions.   The Issuer has agreed that, on the date of consummation of a tender offer conducted in connection with the proposed RMG Business Combination (or if DOOH Investments fulfills its stock purchase commitment as contemplated under the Equity Commitment Agreement prior to the consummation of any such tender offer, as promptly as possible after such fulfillment), enter into a registration rights agreement with DOOH Investments, providing DOOH Investments with demand and piggyback registration rights covering all of its shares of Common Stock and in form and substance reasonably acceptable to DOOH Investments.

CUSIP No.	78404K103	13D	Page 9 of 12 Pages

Operating Agreement of Holdings

On November 20, 2012, DOOH Investments and DOOH Manager entered into the Second Amended and Restated Operating Agreement of Holdings (the “Operating Agreement”) as a member and as a manager, respectively, with Gregory H. Sachs, as a manager; Gregory H. Sachs, as Trustee of the Gregory H. Sachs Revocable Trust, Under Declaration of Trust Dated April 24, 1998, as Amended and Restated; Gerald M. Sachs, as Trustee of the 2011 Sachs Family Trust; Michelle Sibley; Loren Buck; Michael Wallach; and Kenneth Leonard.  The Operating Agreement provides, among other things, that the managers of Holdings will have full and complete authority, power and discretion to manage and control the business, affairs and properties of Holdings, and to make all decisions regarding those matters, except in limited circumstances where consent of the members is required.  Pursuant to the Operating Agreement, Holdings will have two managers, one of which shall be appointed and removed from time to time by Sachs and the second of which shall be appointed and removed from time to time by DOOH Investments.  All matters requiring the approval of managers of Holdings are required to be decided by unanimous vote of the managers.  The Operating Agreement also provides that any cash flow constituting proceeds from dividends, distributions or other proceeds from the Founder Shares will be distributed among the members in accordance with their respective percentage interests.  DOOH Investment’s percentage interest in such distributions or proceeds is 50%.  Following the occurrence of the Issuer’s initial Business Combination and the expiration of restrictions on transfer applicable to the Founder Shares, any member of Holdings may request that Holdings make an in-kind distribution to such member of his, her or its percentage interest in the Founder Shares.

Item 7.           Material to Be Filed as Exhibits

Exhibit 99.1
Unit Purchase Agreement, dated November 20, 2012, by and among SCG Financial Holdings LLC; Gregory H. Sachs, as Trustee of the Gregory H. Sachs Revocable Trust, Under Declaration of Trust Dated April 24, 1998, as Amended and Restated; Gerald M. Sachs, as Trustee of the 2011 Sachs Family Trust; and 2012 DOOH Investments LLC.

Exhibit 99.2
Letter Agreement, dated April 12, 2011, among SCG Financial Holdings LLC; Gregory H. Sachs, as Trustee of the Gregory H. Sachs Revocable Trust, Under Declaration of Trust Dated April 24, 1998, as Amended and Restated; Gerald M. Sachs, as Trustee of the 2011 Sachs Family Trust; Gregory H. Sach, individually; Michelle Sibley; Loren Buck; Michael Wallach; and Kenneth Leonard (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 18, 2012).

Exhibit 99.3
Registration Rights Agreement, dated April 12, 2011, by and between SCG Financial Acquisition Corp. and SCG Financial Holdings LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 18, 2012).

CUSIP No.	78404K103	13D	Page 10 of 12 Pages

Exhibit 99.4
Equity Commitment Letter Agreement, dated December 14, 2012, between SCG Financial Holdings LLC and 2012 DOOH Investments LLC (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2012).

Exhibit 99.5
Second Amended and Restated Operating Agreement of SCG Financial Holdings LLC, dated November 20, 2012, among, Gregory H. Sachs, as a manager; DOOH Investment Manager LLC, as a manager; Gregory H. Sachs, as Trustee of the Gregory H. Sachs Revocable Trust, Under Declaration of Trust Dated April 24, 1998, as Amended and Restated; Gerald M. Sachs, as Trustee of the 2011 Sachs Family Trust; 2012 DOOH Investments LLC; Michelle Sibley; Loren Buck; Michael Wallach; and Kenneth Leonard.

Exhibit 99.6	Joint Filing Agreement, dated December 21, 2012, among the Reporting Persons.

Exhibit 99.7	Power of Attorney

CUSIP No.	78404K103	13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2012

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By:       /s/ Patricia L. Levy
Name:  Patricia L. Levy
Title:    Attorney-in-fact

DOOH INVESTMENT MANAGER LLC

By:       /s/ Patricia L. Levy
Name:  Patricia L. Levy
Title:    Attorney-in-fact

/s/ Patricia L. Levy
Donald R. Wilson, Jr., by Patricia L.
Levy, as Attorney-in-fact

CUSIP No.	78404K103	13D	Page 12 of 12 Pages

Exhibit Index

Exhibit 99.1
Unit Purchase Agreement, dated November 20, 2012, by and among SCG Financial Holdings LLC; Gregory H. Sachs, as Trustee of the Gregory H. Sachs Revocable Trust, Under Declaration of Trust Dated April 24, 1998, as Amended and Restated; Gerald M. Sachs, as Trustee of the 2011 Sachs Family Trust; and 2012 DOOH Investments LLC.

Exhibit 99.2
Letter Agreement, dated April 12, 2011, among SCG Financial Holdings LLC; Gregory H. Sachs, as Trustee of the Gregory H. Sachs Revocable Trust, Under Declaration of Trust Dated April 24, 1998, as Amended and Restated; Gerald M. Sachs, as Trustee of the 2011 Sachs Family Trust; Gregory H. Sach, individually; Michelle Sibley; Loren Buck; Michael Wallach; and Kenneth Leonard (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 18, 2012).

Exhibit 99.3
Registration Rights Agreement, dated April 12, 2011, by and between SCG Financial Acquisition Corp. and SCG Financial Holdings LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 18, 2012).

Exhibit 99.4
Equity Commitment Letter Agreement, dated December 14, 2012, between SCG Financial Holdings LLC and 2012 DOOH Investments LLC (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2012).

Exhibit 99.5
Second Amended and Restated Operating Agreement of SCG Financial Holdings LLC, dated November 20, 2012, among, Gregory H. Sachs, as a manager; DOOH Investment Manager LLC, as a manager; Gregory H. Sachs, as Trustee of the Gregory H. Sachs Revocable Trust, Under Declaration of Trust Dated April 24, 1998, as Amended and Restated; Gerald M. Sachs, as Trustee of the 2011 Sachs Family Trust; 2012 DOOH Investments LLC; Michelle Sibley; Loren Buck; Michael Wallach; and Kenneth Leonard

Exhibit 99.6	Joint Filing Agreement, dated December 21, 2012, among the Reporting Persons

Exhibit 99.7	Power of Attorney